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Filed pursuant to Rule 424(b)(3)
Registration No. 333-234663

PROSPECTUS SUPPLEMENT NO. 1, DATED APRIL 2, 2021
TO THE PROSPECTUS, DATED FEBRUARY 25, 2020

Series E Redeemable Preferred Stock and Series M Redeemable Preferred Stock
Maximum of 20,000,000 Shares in Primary Offering
Maximum of 8,000,000 Shares Pursuant to Dividend Reinvestment Plan
(Liquidation preference $25.00 per share of Series E Redeemable Preferred Stock or
Series M Redeemable Preferred Stock)

        This prospectus supplement no. 1 (this "Supplement") is part of and should be read in conjunction with the prospectus of Braemar Hotels & Resorts, Inc., dated February 25, 2020 (the "Prospectus"). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. When used in this Supplement, the terms "our company," "we," "us," or "our" refer to Braemar Hotels & Resorts Inc., a Maryland corporation, and, as the context may require, its consolidated subsidiaries, including Braemar Hospitality Limited Partnership, a Delaware limited partnership, which we refer to as our "Operating Partnership."

        The purposes of this Supplement are as follows:

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  to disclose the status of this offering;

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  to disclose the revised terms of our Series E Redeemable Preferred Stock, par value $0.01 per share (the "Series E Preferred Stock"), or our Series M Redeemable Preferred Stock, par value $0.01 per share (the "Series M Preferred Stock") (collectively, the "Preferred Stock"); and

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  to update certain sections of the Prospectus, including the cautionary statement regarding forward-looking statements, risk factors, use of proceeds, the descriptions of the Preferred Stock, the plan of distribution for this offering, the experts section, and the incorporation by reference section.

STATUS OF THIS OFFERING

        We have previously filed with the Securities and Exchange Commission (the "SEC") a registration statement on Form S-3 (File No. 333-234663), including the Prospectus, dated February 25, 2020 (as the same may be amended and/or supplemented, the "Registration Statement"), under the Securities Act of 1933, as amended (the "Securities Act"), relating to this offering of the Preferred Stock. The Registration Statement was declared effective by the SEC on February 21, 2020. Up to 20,000,000 shares of the Series E Preferred Stock or the Series M Preferred Stock are being offered in our primary offering pursuant to this Supplement and the Prospectus and up to 8,000,000 shares of the Series E Preferred Stock or Series M Preferred Stock are being offered pursuant to the dividend reinvestment plan ("DRP"). As of the date of this Supplement, we have not sold any shares of Preferred Stock in this offering and there are no shares of Preferred Stock issued and outstanding.

 SERIES E PREFERRED STOCK AND SERIES M PREFERRED STOCK

        As previously disclosed, on January 23, 2020, we filed Articles Supplementary to our Articles of Amendment and Restatement with the State Department of Assessments and Taxation of the State of Maryland ("SDAT") classifying and designating 28,000,000 shares of our authorized capital stock as shares of the Series E Preferred Stock and 28,000,000 shares of our authorized capital stock as shares of the Series M Preferred Stock.

        To revise certain terms of the Series E Preferred Stock and Series M Preferred Stock, on April 2, 2021, we filed new Articles Supplementary to our Articles of Amendment and Restatement with the SDAT that provided for: (i) reclassifying the existing 28,000,000 shares of Series E Preferred Stock and 28,000,000 shares of Series M Preferred Stock as unissued shares of preferred stock; (ii) reclassifying and designating 28,000,000 shares of our authorized capital stock as shares of the Series E Preferred Stock (the "Series E Articles Supplementary"); and (iii) reclassifying and designating 28,000,000 shares of our authorized capital stock as shares of the Series M Preferred Stock (the "Series M Articles Supplementary," and together with the Series E Articles Supplementary, the "Articles Supplementary"). These new Articles Supplementary were filed to revise the following Preferred Stock terms:

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  Dividends on the Series E Preferred Stock.  The dividend rate on the Series E Preferred Stock was increased to an annual rate equal to:

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  beginning on the "date of the initial closing," 8.0% of the Stated Value per share (equivalent to an annual dividend rate of $2.00 per share);

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  beginning on the first anniversary from the "date of the initial closing," 7.75% of the Stated Value per share (equivalent to an annual dividend rate of $1.9375 per share); and

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  beginning on the second anniversary from the "date of the initial closing," 7.5% of the Stated Value per share (equivalent to an annual dividend rate of $1.875 per share).

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  Dividends on the Series M Preferred Stock.  The dividend rate on the Series M Preferred Stock was increased to an annual rate equal to 8.2% of the Stated Value per share (equivalent to an annual dividend rate of $2.05 per share), which dividend rate will increase by 0.10% per annum per share beginning one year from the "date of original issuance" of each share of Series M Preferred Stock, and on each one year-anniversary thereafter; provided, however, that the dividend rate for any share of Series M Preferred Stock shall not exceed 8.7% per annum.

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  Company Optional Redemption Right.  The redemption period for our company optional redemption right for the Preferred Stock was shortened from three years to two years from the "date of original issuance" of the shares of Preferred Stock to be redeemed.

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  Voting Rights.  Holders of shares of Series E Preferred Stock or Series M Preferred Stock will have the exclusive right to vote on any amendment to our charter on which holders of the Series E Preferred Stock or Series M Preferred Stock are otherwise entitled to vote and that would alter only the contract rights, as expressly set forth in our charter, of the Series E Preferred Stock or Series M Preferred Stock, respectively.

        All other terms of the Series E Preferred Stock and the Series M Preferred Stock (including, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications, or terms or conditions of redemption) are as disclosed in the Prospectus and remain unchanged by the filing of the new Articles Supplementary. For more information about the revised terms of the Series E Preferred Stock and Series M Preferred Stock, see "Updates to the Prospectus—Description of the Series E Preferred Stock" and "—Description of the Series M Preferred Stock" below.

        In addition, on April 2, 2021, we, through our subsidiaries, Braemar OP General Partner LLC and Braemar OP Limited Partner LLC, executed Amendment No. 5 to the Third Amended and Restated Agreement of Limited Partnership (the "Partnership Agreement Amendment") of our Operating Partnership, in connection with this offering. The Partnership Agreement Amendment amended the terms of our Operating Partnership's Series E Redeemable Preferred Units and Series M Redeemable Preferred Units to conform to the terms of the Series E Preferred Stock and Series M Preferred Stock, respectively, as set forth in the new Articles Supplementary.

 UPDATES TO THE PROSPECTUS

Cautionary Statement Regarding Forward-Looking Statements

        The following disclosure updates the section of the Prospectus entitled "Cautionary Statement Regarding Forward-Looking Statements" and all related disclosure throughout the Prospectus.

        This Supplement, the Prospectus and the documents incorporated herein or therein by reference, together with other statements and information publicly disseminated by us, contain certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are subject to risks and uncertainties. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and include this statement for purposes of complying with these safe harbor provisions. These forward-looking statements include, among others, statements about the terms and size of this offering, the use of proceeds from this offering, and possible, estimated or assumed future results of our business, financial condition, liquidity, results of operations, plans and objectives. Forward-looking statements are generally identifiable by use of forward-looking terminology such as "may," "will," "should," "potential," "intend," "expect," "anticipate," "estimate," "approximately," "believe," "could," "project," "predict," or other similar words or expressions. Additionally, statements regarding the following subjects are forward-looking by their nature:

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  the ongoing adverse effects of the public health crisis of the novel coronavirus disease ("COVID-19") pandemic and numerous governmental travel restrictions and other orders on our business, including one or more possible recurrences of COVID-19 cases causing state and local governments to reinstate travel restrictions;

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  our business and investment strategy;

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  our projected operating results and dividend rates;

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  our ability to obtain future financing arrangements or restructure existing indebtedness;

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  our understanding of our competition;

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  market trends;

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  projected capital expenditures;

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  anticipated acquisitions or dispositions; and

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  the impact of technology on our operations and business.

        Such forward-looking statements are based on our beliefs, assumptions and expectations of our future performance taking into account all information currently known to us. These beliefs, assumptions and expectations can change as a result of many potential events and factors, not all of which are known to us. If a change occurs, our business, financial condition, liquidity, results of operations, plans, and other objectives may vary materially from those expressed in our forward-looking statements. You should carefully consider this risk when you make an investment decision concerning our securities. Additionally, the following factors could cause actual results to vary from our forward-looking statements:

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  the factors discussed in this Supplement, the Prospectus and in the documents incorporated herein and therein by reference, including those set forth in our most recent Annual Report on Form 10-K under the sections entitled "Risk Factors," "Legal Proceedings," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business," and "Properties," as updated in our subsequent Quarterly Reports on Form 10-Q and other filings under the Exchange Act;

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  adverse effects of the COVID-19 pandemic, including a significant reduction in business and personal travel and travel restrictions in regions where our hotels are located, and one or more possible recurrences of COVID-19 cases causing a further reduction in business and personal travel or reinstatement of travel restrictions by state and local governments;

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  our ability to raise sufficient capital and/or take other actions to improve our liquidity position or otherwise meet our liquidity requirements;

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  actions by our lenders to accelerate loan balances and foreclose on the hotel properties that are security for our loans if we are unable to make debt service payments or satisfy our other obligations under the forbearance agreements;

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  general volatility of the capital markets and the market price of our common and preferred stock;

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  general business and economic conditions affecting the lodging and travel industry;

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  changes in our business or investment strategy;

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  availability, terms and deployment of capital;

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  unanticipated increases in financing and other costs, including a rise in interest rates;

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  changes in our industry and the market in which we operate, interest rates, or local economic conditions;

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  the degree and nature of our competition;

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  actual and potential conflicts of interest with Ashford Trust, Ashford Inc. and its subsidiaries (including Ashford Advisor, Remington Hotels and Premier), our executive officers and our non-independent director;

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  changes in personnel of Ashford Advisor and certain of its affiliates or the lack of availability of qualified personnel;

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  changes in governmental regulations, accounting rules, tax rates and similar matters;

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  our ability to implement effective internal controls to address the material weakness in our internal controls over financial reporting identified in our Annual Report on Form 10-K for the year ended December 31, 2020 that led to a misstatement in our consolidated financial statements related to the accounting for troubled-debt restructurings;

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  the timing or outcome of the ongoing SEC investigation disclosed in our Annual Report on Form 10-K for the year ended December 31, 2020 regarding, among other things, our related-party transactions and our accounting policies, procedures, and internal controls related to such related-party transactions;

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  legislative and regulatory changes, including changes to the Code, and related rules, regulations and interpretations governing the taxation of REITs; and

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  limitations imposed on our business and our ability to satisfy complex rules in order for us to qualify as a REIT for U.S. federal income tax purposes.

        When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this Supplement, the Prospectus and in the documents incorporated by reference herein and therein, including under "Risk Factors" in our most recent Annual Report on Form 10-K, as updated in our subsequent Quarterly Reports on Form 10-Q and other filings under the Exchange Act. The matters summarized under "Risk Factors" and elsewhere in this Supplement, the Prospectus and in the documents incorporated by reference herein and therein could cause our actual results and performance to differ significantly from those contained in our forward-looking statements. Additionally, many of these risks and uncertainties are currently amplified by and will continue to be amplified by, or in the future may be amplified by, the COVID-19 outbreak and the numerous government travel restrictions imposed in response thereto. The extent to which COVID-19 impacts us will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the scope, severity and duration of the pandemic, the actions taken to contain the pandemic or mitigate its impact, and the direct and indirect economic effects of the pandemic and containment measures, among others. Accordingly, we cannot guarantee future results or performance. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the dates of this Supplement and the Prospectus. Furthermore, we do not intend to update any of our forward-looking statements after the date of this Supplement to conform these statements to actual results and performance, except as may be required by applicable law.

Risk Factors

        The following disclosure updates the section of the Prospectus entitled "Risk Factors—Risks Related to this Offering" and all related disclosure throughout the Prospectus.

Compliance with the SEC's Regulation Best Interest by participating broker-dealers may negatively impact our ability to raise capital in this offering, which could harm our ability to achieve our investment objectives.

        Commencing June 30, 2020, broker-dealers are required to comply with Regulation Best Interest ("Reg BI"), which, among other requirements, establishes a new standard of conduct for broker-dealers and their associated persons when making a recommendation of any securities transaction or investment strategy involving securities to a retail customer. The full impact of Reg BI on participating broker-dealers cannot be determined at this time, and it may negatively impact whether participating broker-dealers and their associated persons recommend this offering to certain retail customers. In particular, under SEC guidance concerning Reg BI, a broker-dealer recommending an investment in the Preferred Stock should consider a number of factors, including but not limited to the cost and complexity of the investment and reasonably available alternatives in determining whether there is a reasonable basis for the recommendation. Broker-dealers may recommend a more costly or complex product as long as they have a reasonable basis to believe it is in the best interest of a particular retail customer. However, if broker-dealers instead choose alternatives to the Preferred Stock, many of which likely exist, our ability to raise capital will be adversely affected. If Reg BI reduces our ability to raise capital in this offering, it may harm our ability to achieve our objectives.

The dealer manager's relationship with us may cause a conflict of interest and may hinder the dealer manager's performance of its due diligence obligations.

        In connection with the offering, we will enter into a dealer manager agreement with Ashford Securities LLC ("Ashford Securities"), a registered broker dealer and an affiliate of Ashford Advisor, which will receive selling commissions and a dealer manager fee, all or a portion of which it may re-allow to other dealers, in connection with this offering. As dealer manager, Ashford Securities has certain obligations under the federal securities laws to undertake a due diligence investigation with respect to the parties involved in this offering, including Ashford Advisor. Ashford Securities' affiliation with Ashford Advisor and (as discussed below) the contribution agreement among Ashford Advisor, Ashford Trust and us may cause a conflict of interest for Ashford Securities in carrying out its due diligence obligations. The absence of an independent due diligence review by Ashford Securities may increase the risk and uncertainty you face as a potential investor in the Preferred Stock.

        Also, we, Ashford Inc., Ashford Advisor and Ashford Trust have entered into an amended contribution agreement to provide funds to Ashford Advisor to fund the formation, registration and ongoing funding needs of Ashford Securities. As a result, Ashford Securities' operation and management may be influenced or affected by conflicts of interest arising out of its relationship with us, Ashford Advisor and Ashford Trust. Finally, the agreements with us and our related parties, including Ashford Securities, are not arm's-length agreements and may not be as favorable to investors as if the parties were operating at arm's-length.

Use of Proceeds

        The following disclosure updates the section of the Prospectus entitled "Use of Proceeds" and all related disclosure throughout the Prospectus.

        We intend to use the net proceeds from this offering to prepay the balance outstanding under our $65 million secured term loan and for general corporate purposes, including, without limitation, repayment of other debt or other maturing obligations, financing future hotel-related investments, redemption of outstanding shares of preferred stock, capital expenditures and working capital. Pending any such uses, we may invest the net proceeds from the sale of any securities offered pursuant to this prospectus in short-term investments. These initial investments are expected to provide a lower net return than we will seek to achieve from our target assets.

        Prior to June 8, 2020, we had a senior secured revolving credit facility in the amount of $75.0 million, including $15 million available in letters of credit and $15 million available in swingline loans. As previously disclosed, on June 8, 2020, we repaid $10 million outstanding under the secured revolving credit facility and entered into an amendment which converted the $75 million secured revolving credit facility into a $65 million secured term loan. In addition, on February 22, 2021, we entered into a second amendment to the loan agreement, which provided for waivers of certain covenants through the fourth quarter of 2021 and amended certain other terms. Pursuant to the terms of the second amendment, borrowings under the secured term loan will bear interest at a rate of LIBOR plus 3.65% or Base Rate plus 2.65% until we provide the lenders a compliance certificate for the quarter ending March 31, 2022. After such date, borrowings under the secured term loan will bear interest at a rate of LIBOR plus 2.25% to 3.50% or Base Rate plus 1.25% to 2.50%, depending on the ratio of our consolidated indebtedness to EBITDA, with the lowest rate applying if such ratio is less than 4.0x and the highest rate applying if such ratio is greater than 6.0x. The secured term loan matures on October 25, 2022. Pursuant to the terms of the secured term loan, we are required to make amortization payments of $5 million per quarter commencing on March 31, 2021. In addition, we are required to make mandatory prepayments and reduce the balance of the term loan by an amount equal to 50% of net proceeds from any asset sales, equity offerings (including this offering and other preferred equity offerings) or incurrence of indebtedness (including refinancings), except that the first $50 million of any common equity offering (including sales of shares of common stock under our "at-the-market" equity distribution program and our standby equity distribution agreement) is subject to a mandatory prepayment in an amount equal to 35% of net proceeds.

Description of the Series E Preferred Stock

        The following disclosure updates the sections of the Prospectus entitled "Description of the Series E Preferred Stock—Dividends," "Description of the Series E Preferred Stock—Optional Redemption by the Company," and "Description of the Series E Preferred Stock—Voting Rights—Special Voting Rights" and all related disclosure throughout the Prospectus. The description of the revised terms of the Series E Preferred Stock contained herein does not purport to be complete and is qualified in its entirety by reference to the Series E Articles Supplementary, which have been filed with the SEC and are incorporated by reference as an exhibit to the registration statement, of which this Supplement is a part. Except as set forth below, all other terms of the Series E Preferred Stock (including, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications, or terms or conditions of redemption) are as disclosed in the Prospectus and remain unchanged by the filing of the new Series E Articles Supplementary.

  Dividends

        Holders of Series E Preferred Stock are entitled to receive, when and as authorized by our board of directors and declared by us out of legally available funds, cumulative cash dividends on each share of Series E Preferred Stock at an annual rate equal to:

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  beginning on the "date of the initial closing," 8.0% of the Stated Value per share (equivalent to an annual dividend rate of $2.00 per share);

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  beginning on the first anniversary from the "date of the initial closing," 7.75% of the Stated Value per share (equivalent to an annual dividend rate of $1.9375 per share); and

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  beginning on the second anniversary from the "date of the initial closing," 7.5% of the Stated Value per share (equivalent to an annual dividend rate of $1.875 per share).

        For purposes of this "Dividends" provision only, the "date of the initial closing" will mean the date of the first settlement of Series E Preferred Stock in this offering (or the first date that any shares of Series E Preferred Stock were issued to any investor), which is currently expected to occur in the second quarter of 2021. For example purposes only, assuming the "date of the initial closing" is April 1, 2021, holders will be entitled to receive dividends on outstanding shares of Series E Preferred Stock (whether the shares were acquired in the primary offering or pursuant to the DRP) at an annual rate of 8.0% of the Stated Value for the period from April 1, 2021 to March 31, 2022, 7.75% of the Stated Value for the period from April 1, 2022 to March 31, 2023, and 7.5% of the Stated Value thereafter. As a result, stockholders who purchase shares of Series E Preferred Stock after the first or second anniversary of the "date of the initial closing" will not receive dividends at the rates of 8.0% or 7.75%, respectively, and therefore, will receive a lower yield on such shares of Series E Preferred Stock than stockholders who purchased shares of Series E Preferred Stock prior to those dates. Furthermore, those who purchase shares on or close to the date of the initial closing should earn higher returns than those who purchase shares later in the offering even if the shares are purchased before the first anniversary of the "date of the initial closing."

        We expect to authorize and declare dividends on the shares of Series E Preferred Stock on a monthly basis, payable on the 15th day of each month (or if such payment date is not a business day, on the next succeeding business day), unless our results of operations, our general financial condition, general economic conditions, applicable provisions of Maryland law or other factors make it imprudent to do so. Dividends will be payable in arrears to holders of record as they appear on our records at the close of business on the last business day of each month immediately preceding the applicable dividend payment date. Dividends payable on the Series E Preferred Stock for any dividend period (as defined below) (including any dividend period during which any shares of Series E Preferred Stock shall be redeemed) will be computed on the basis of twelve 30-day months and a 360- day year.

        Dividends payable on each share of Series E Preferred Stock will begin accruing on, and will be cumulative from, the first day of the dividend period during which such share of Series E Preferred Stock was originally issued. Each subsequent dividend will begin accruing on, and will be cumulative from, the end of the most recent dividend period for which a dividend has been paid on each such share of Series E Preferred Stock. The term "dividend period" means the respective periods commencing on, and including, the first day of each month of each year and ending on, and including, the day preceding the first day of the next succeeding dividend period (other than the dividend period during which any shares of Series E Preferred Stock shall be redeemed, which shall end on, and include, the day preceding the redemption date with respect to the shares of Series E Preferred Stock being redeemed). The timing and amount of such dividends will be determined by our board of directors, in its sole discretion, and may vary from time to time.

  Optional Redemption by the Company

        After two years from the "date of original issuance" of the shares of Series E Preferred Stock to be redeemed, we will have the right (but not the obligation) to redeem such shares of Series E Preferred Stock, in whole or in part, at a redemption price equal to 100% of the Stated Value, plus an amount equal to any accrued but unpaid dividends (whether or not authorized or declared) to, but not including, the date fixed for redemption.

        For so long as our common stock is listed on a national securities exchange, if we choose to redeem any shares of Series E Preferred Stock, we have the right, in our sole discretion, to pay the redemption price in cash or in equal value of our common stock, based on the closing price per share of our common stock for the single trading day prior to the date of redemption.

        For purposes of this "Optional Redemption by the Company" provision, the "date of original issuance" of the shares to be redeemed will mean the earliest date that any shares of Series E Preferred Stock were issued to any investor during the calendar quarter in which the shares to be redeemed were issued. As a result, depending upon how late in a calendar quarter you purchased your shares, we may have the ability to redeem your shares even if they have been outstanding for slightly less than two years.

        For purposes of this "Optional Redemption by the Company" provision, where the shares of Preferred Stock to be redeemed were acquired by the holder pursuant to the DRP (such shares, "DRP Shares"), the "date of original issuance" of such DRP Shares shall be deemed to be the same as the "date of original issuance" of the underlying shares of Preferred Stock pursuant to which such DRP Shares are directly or indirectly attributable (such shares, "Underlying Shares"), and such DRP Shares shall become subject to optional redemption by us hereunder on the same date and terms as the Underlying Shares.

  Voting Rights

        So long as any shares of Series E Preferred Stock remain outstanding, the holders of shares of Series E Preferred Stock will have the exclusive right to vote on any amendment, alteration or repeal of the provisions of our charter or the terms of the Series E Preferred Stock on which holders of Series E Preferred Stock are otherwise entitled to vote under the Series E Articles Supplementary, that would alter only the contract rights, as expressly set forth in our charter, of the Series E Preferred Stock, and the holders of any other classes or series of our capital stock will not be entitled to vote on such an amendment, alteration or repeal.

Description of the Series M Preferred Stock

        The following disclosure updates the sections of the Prospectus entitled "Description of the Series M Preferred Stock—Dividends," "Description of the Series M Preferred Stock—Optional Redemption by the Company" and "Description of the Series M Preferred Stock—Voting Rights—Special Voting Rights" and all related disclosure throughout the Prospectus. The description of the revised terms of the Series M Preferred Stock contained herein does not purport to be complete and is qualified in its entirety by reference to the Series M Articles Supplementary, which have been filed with the SEC and are incorporated by reference as an exhibit to the registration statement, of which this Supplement is a part. Except as set forth below, all other terms of the Series M Preferred Stock (including, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications, or terms or conditions of redemption) are as disclosed in the Prospectus and remain unchanged by the filing of the new Series M Articles Supplementary.

  Dividends

        Holders of Series M Preferred Stock are entitled to receive, when and as authorized by our board of directors and declared by us out of legally available funds, cumulative cash dividends on each share of Series M Preferred Stock at an annual rate of 8.2% of the Stated Value (equivalent of an annual dividend rate of $2.05 per share). Beginning one year from the "date of original issuance" of each share of Series M Preferred Stock, and on each one year-anniversary thereafter for such Series M Preferred Stock, the dividend rate will increase by 0.10% per annum for such share; provided, however, that the dividend rate for any share of Series M Preferred Stock shall not exceed 8.7% per annum. For purposes of the 0.10% per annum dividend rate increase in this "Dividends" section, the "date of original issuance" of the shares of Series M Preferred Stock will mean the earliest date that any shares of Series M Preferred Stock were issued to any investor during the calendar quarter in which the shares to be redeemed were issued.

        We expect to authorize and declare dividends on the shares of Series M Preferred Stock on a monthly basis, payable on the 15th day of each month (or if such payment date is not a business day, on the next succeeding business day), unless our results of operations, our general financial condition, general economic conditions, applicable provisions of Maryland law or other factors make it imprudent to do so. Dividends will be payable in arrears to holders of record as they appear on our records at the close of business on the last business day of each month immediately preceding the applicable dividend payment date. Dividends payable on the Series M Preferred Stock for any dividend period (as defined below) (including any dividend period during which any shares of Series M Preferred Stock shall be redeemed) will be computed on the basis of twelve 30-day months and a 360- day year.

        Dividends payable on each share of Series M Preferred Stock will begin accruing on, and will be cumulative from, the first day of the dividend period during which such share of Series M Preferred Stock was originally issued. Each subsequent dividend will begin accruing on, and will be cumulative from, the end of the most recent dividend period for which a dividend has been paid on each such share of Series M Preferred Stock. The term "dividend period" means the respective periods commencing on, and including, the first day of each month of each year and ending on, and including, the day preceding the first day of the next succeeding dividend period (other than the dividend period during which any shares of Series M Preferred Stock shall be redeemed, which shall end on, and include, the day preceding the redemption date with respect to the shares of Series M Preferred Stock being redeemed). The timing and amount of such dividends will be determined by our board of directors, in its sole discretion, and may vary from time to time.

  Optional Redemption by the Company

        After two years from the "date of original issuance" of the shares of Series M Preferred Stock to be redeemed, we will have the right (but not the obligation) to redeem such shares of Series M Preferred Stock, in whole or in part, at a redemption price equal to 100% of the Stated Value, plus an amount equal to any accrued but unpaid dividends (whether or not authorized or declared) to, but not including, the date fixed for redemption.

        For so long as our common stock is listed on a national securities exchange, if we choose to redeem any shares of Series M Preferred Stock, we have the right, in our sole discretion, to pay the redemption price in cash or in equal value of our common stock, based on the closing price per share of our common stock for the single trading day prior to the date of redemption.

        For purposes of this "Optional Redemption by the Company" provision, the "date of original issuance" of the shares to be redeemed will mean the earliest date that any shares of Series M Preferred Stock were issued to any investor during the calendar quarter in which the shares to be redeemed were issued. As a result, depending upon how late in a calendar quarter you purchased your shares, we may have the ability to redeem your shares even if they have been outstanding for slightly less than two years.

        For purposes of this "Optional Redemption by the Company" provision, where the shares of Series M Preferred Stock to be redeemed are DRP Shares, the "date of original issuance" of such DRP Shares shall be deemed to be the same as the "date of original issuance" of the Underlying Shares, and such DRP Shares shall become subject to optional redemption by us hereunder on the same date and terms as the Underlying Shares.

  Voting Rights

        So long as any shares of Series M Preferred Stock remain outstanding, the holders of shares of Series M Preferred Stock will have the exclusive right to vote on any amendment, alteration or repeal of the provisions of our charter or the terms of the Series M Preferred Stock on which holders of Series M Preferred Stock are otherwise entitled to vote under the Series M Articles Supplementary, that would alter only the contract rights, as expressly set forth in our charter, of the Series M Preferred Stock, and the holders of any other classes or series of our capital stock will not be entitled to vote on such an amendment, alteration or repeal.

Plan of Distribution

        The following disclosure replaces the sections of the Prospectus entitled "Plan of Distribution—Compensation of Dealer Manager and Participating Broker-Dealers" and "Plan of Distribution—Settlement Procedures" and all related disclosure throughout the Prospectus and adds a new section entitled "Plan of Distribution—Regulation Best Interest."

  Compensation of Dealer Manager and Participating Broker-Dealers

        We will pay to our dealer manager selling commissions of up to 7.0% of the gross offering proceeds from sales of the Series E Preferred Stock in our primary offering. There will be no selling commissions paid for the sale of shares of Series M Preferred Stock. We will also pay to our dealer manager up to 3.0% of the gross offering proceeds from sales of the Series E Preferred Stock and Series M Preferred Stock in our primary offering as compensation for acting as dealer manager. As dealer manager, Ashford Securities will manage, direct and supervise its associated persons who will be wholesalers in connection with the offering. The combined selling commission, dealer manager fee and any other amounts deemed to be underwriting compensation in connection with this offering will not exceed 10% of the gross offering proceeds from our primary offering pursuant to FINRA's 10% cap.

        Neither our dealer manager nor its affiliates will directly or indirectly compensate any person engaged by a potential investor for investment advice as an inducement for such investment advisor to advise favorably for an investment in Preferred Stock unless such person is a registered broker-dealer or associated with such a broker-dealer. We will not pay referral or similar fees to any accountants, attorneys or other persons in connection with the distribution of the Preferred Stock.

        When the Prospectus was filed, our dealer manager was not yet a registered broker-dealer. However, since the filing of the Prospectus, our dealer manager has become registered as a broker-dealer with FINRA, the SEC, the 50 states, the District of Columbia, and Puerto Rico.

        Prior to the formation of our dealer manager, Ashford Inc. engaged Robert A. Stanger & Co., Inc. ("Stanger") to provide certain investment banking services to assist Ashford Inc. in the formation, organization, and business plan development for a subsidiary broker-dealer capable of marketing preferred securities. Stanger receives ongoing fees related to the performance of these services and all or a portion of these fees, which will not exceed $1,370,000 in total, may be considered in connection with or related to the distribution of this offering, and thus be considered underwriting compensation subject to FINRA's 10% cap.

        We expect our dealer manager to authorize other participating broker-dealers to sell the Preferred Stock. Our dealer manager may reallow all or a portion of its selling commissions attributable to a participating broker-dealer. Our dealer manager may also reallow a portion of its dealer manager fee earned on the proceeds raised by a participating broker-dealer to such participating broker-dealer as a marketing fee. The amount of the marketing fee to be reallowed to any participating broker-dealer will be determined by the dealer manager based on such factors as:

  •
  the volume of sales estimated to be made by the participating broker-dealer; and

  •
  the participating broker-dealer's agreement to provide one or more of the following services:

  •
  providing internal marketing support personnel and marketing communications vehicles to assist the dealer manager in the promotion of this offering;

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  responding to investors' inquiries concerning monthly statements, valuations, distribution rates, tax information, annual reports, redemption rights and procedures, our financial status and the markets in which we have invested;

  •
  assisting investors with redemptions; and

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  providing other services requested by investors from time to time and maintaining the technology necessary to service investors.

        Our dealer manager provides services to us, which include conducting broker-dealer seminars, holding informational meetings and providing information and answering any questions concerning this offering. We pay our dealer manager a dealer manager fee of up to 3.0% of the price per share of Preferred Stock sold in our primary offering. In addition to re-allowing a portion of this dealer manager fee to the participating broker-dealers as a marketing fee, the dealer manager fee will also be used for certain costs that FINRA includes in the 10% underwriting compensation limit, such as the cost of the following activities:

  •
  travel and entertainment expenses;

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  compensation of our dealer manager's employees in connection with wholesaling activities;

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  expenses incurred in coordinating broker-dealer seminars and meetings;

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  wholesaling expense reimbursements paid by our dealer manager or its affiliates to other entities;

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  the national and regional sales conferences of our participating broker-dealers;

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  training and education meetings for registered representatives of our participating broker-dealers; and

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  permissible forms of non-cash compensation to registered representatives of our participating broker-dealers, such as logo apparel items and gifts that do not exceed an aggregate value of $100 per annum per registered representative and that are not pre-conditioned on achievement of a sales target (including, but not limited to, seasonal gifts).

        Shares of Series E Preferred Stock are generally available for purchase in this offering only through participating broker-dealers and are not suitable for wrap accounts. However, as part of our "friends and family" program, we may also sell shares of Series E Preferred Stock directly to any of our directors and officers, both current and retired, and their family members, as well as affiliates of Ashford Advisor and its directors, officers and employees, both current and retired, and their family members, entities owned substantially by such individuals, affiliated entities, and, if approved by our management, joint venture partners, consultants, service providers and business associates and family members thereof. There will be no selling commissions or dealer manager fees paid by us in connection with any such sales. As a result, the public offering price per share of Series E Preferred Stock sold in our "friends and family" program will be decreased by an amount equal to the discount. The net proceeds to us will not be affected by reducing the compensation payable in connection with such sales. "Friends and family" program investors will be expected to hold their Series E Preferred Stock for investment and not with a view towards distribution.

        The net proceeds to us will not be affected by reducing the compensation payable in connection with sales of the Preferred Stock. In the event we enter into a participating broker-dealer agreement calling for a selling commission of less than 7.0% or a dealer manager fee of less than 3.0%, the public offering price per share of the Series E Preferred Stock will be decreased by an amount equal to such reduction. Selling commissions will be established by each participating broker-dealer or other financial intermediary. Any reductions in the selling commission and corresponding reductions in public offering price per share of Series E Preferred Stock will be made consistent with the sample information in the table set forth below:

Selling Commission	Public Offering Price per share of Series E Preferred Stock
7.00%	$25.00
6.50%	$24.88
6.00%	$24.75
5.50%	$24.63
5.00%	$24.50
4.50%	$24.38
4.00%	$24.25
3.50%	$24.13
3.00%	$24.00
2.50%	$23.88
2.00%	$23.75
1.50%	$23.63
1.00%	$23.50
0.50%	$23.38
0.00%	$23.25

        In addition, with respect to any sale of shares of Series M Preferred Stock, the dealer manager may waive all or a portion of the dealer manager fee. If the dealer manager reduces its dealer manager fee, the investor's purchase price will be correspondingly reduced. Therefore, our net proceeds will not be affected by such reduction.

        Shares of Series M Preferred Stock are generally available for purchase in this offering only (i) through certain registered investment advisors, (ii) through participating broker-dealers that have agreed to make Series M Preferred Stock available to clients who pay the broker-dealer a fee based on assets under management, and (iii) other categories of investors that we name in an amendment or supplement to this prospectus.

        In addition, shares of Series M Preferred Stock may be purchased by participating broker-dealers for their own account, their retirement plans, their representatives and their family members, IRAs and the qualified plans of their representatives. Such persons will be expected to hold their Series M Preferred Stock purchased as stockholders for investment and not with a view towards distribution.

        As used herein, we consider a family member to be a spouse, parent, child, sibling, cousin, mother- or father-in-law, son- or daughter-in-law or brother- or sister-in-law or a trust for the benefit of such persons.

        Before making your investment decision, please consult with your broker-dealer or investment advisor regarding your account type and the series of Preferred Stock you may be eligible to purchase.

        The table below sets forth the nature and estimated amount of all selling commissions and dealer manager fees which are viewed as "underwriting compensation" by FINRA, assuming we sell all the shares of Series E Preferred Stock offered in our primary offering, sell no shares of Series M Preferred Stock, and reallocate no DRP shares to Series E Preferred Stock.

Selling commissions (maximum)	$35,000,000
Dealer manager fee (maximum)	$15,000,000

Total(1)	$50,000,000

(1)
We or our affiliates also may provide permissible forms of non-cash compensation to registered representatives of our dealer manager and to participating broker-dealers. The value of such items will be considered underwriting compensation in connection with this offering. Pursuant to FINRA Rule 2310(b)(4)(B)(ii), the combined selling commissions, dealer manager fee, investment banking fee (described above) and such non-cash compensation for this offering will not exceed FINRA's 10% cap.

        To the extent permitted by law and our charter, we will indemnify the participating broker-dealers and the dealer manager against certain civil liabilities, including certain liabilities arising under the Securities Act and liabilities arising from breaches of our representations and warranties contained in the dealer manager agreement. However, the SEC takes the position that indemnification against liabilities arising under the Securities Act is against public policy and is not enforceable.

        We will pay directly and/or reimburse Ashford Advisor for actual expenses incurred in connection with this offering. Subject to the cap on issuer expenses described below, we also will pay directly (or reimburse our dealer manager for reimbursements it may make to participating broker-dealers) for bona fide due diligence expenses presented on detailed and itemized invoices. The aggregate of all organization and offering expenses under this offering, including selling commissions, dealer manager fees and investment banking fees will be capped at 15% of the aggregate gross proceeds of this offering (the "15% cap").

        Subject to the 15% cap described above, we will be responsible for the expenses of issuance and distribution of the Preferred Stock in this offering, including registration fees, printing expenses and our legal and accounting fees, which we estimate will total approximately $7.5 million (excluding selling commissions, dealer manager fees and investment banking fees).

        The dealer manager agreement may be terminated by us or the dealer manager upon 60 days written notice.

  Settlement Procedures

        If your broker-dealer uses DTC Settlement, then you can place an order for the purchase of Preferred Stock through your broker-dealer. A broker-dealer using this service will have an account with DTC in which your funds are placed to facilitate the anticipated bi-weekly closing cycle. Orders will be executed by your broker-dealer electronically and you must coordinate with your registered representative to pay the full purchase price of the Preferred Stock by the settlement date, which depends on when you place the order during the bi-weekly settlement cycle and can be anywhere from 1 to 20 days after the date of your order. This purchase price will not be held in escrow. We reserve the right to reject any order in whole or in part.

        You may also have the option to elect to use DRS Settlement. If you elect to use DRS Settlement, you should complete and sign a subscription agreement similar to the one filed as an exhibit to the registration statement of which this prospectus is a part, which is available from your registered representative and which will be delivered to the escrow agent. In connection with a DRS Settlement subscription, you should pay the full purchase price of the shares of Preferred Stock to the escrow agent as set forth in the subscription agreement. Subscribers may not withdraw funds from the escrow account. Subscriptions will be effective upon our acceptance, and we reserve the right to reject any subscription in whole or in part.

        We have the sole right to:

  •
  determine and change the number and timing of closings, including the right to change the number and timing of closings after communicating the anticipated closing timing to participating broker-dealers;

  •
  limit the total amount of Preferred Stock sold by all participating broker-dealers per closing;

  •
  limit the total amount of Preferred Stock sold by any one participating broker-dealer per closing; and

  •
  limit the total number of shares of Preferred Stock sold by any one participating broker-dealer.

        Irrespective of whether you purchase the shares of Preferred Stock using DTC Settlement or DRS Settlement, by accepting the shares of Preferred Stock you will be deemed to have accepted the terms of our charter.

        Subject to compliance with Rule 15c2-4 of the Exchange Act, in connection with purchases using DRS Settlement, our dealer manager or the broker-dealers participating in this offering promptly will deposit any checks received from subscribers in an escrow account maintained by UMB Bank, National Association by the end of the next business day following receipt of the subscriber's subscription documents and check. In certain circumstances where the subscription review procedures are more lengthy than customary or pursuant to a participating broker-dealer's internal supervising review procedures, a subscriber's check will be transmitted by the end of the next business day following receipt by the review office of the dealer, which will then be promptly deposited by the end of the next business day following receipt by the review office. Any subscription payments received by the escrow agent will be deposited into a special non-interest bearing account in our name until such time as we have accepted or rejected the subscription and will be held in trust for your benefit, pending our acceptance of your subscription. If any subscription agreement solicited by the participating broker-dealer is rejected by our dealer manager or us, then the subscription agreement and check will be returned to the rejected subscriber within 10 business days from the date of rejection. You will receive a confirmation of your purchase subsequent to a closing. We generally will admit stockholders on a bi-weekly basis.

        In recommending to a potential investor the purchase of shares of the Preferred Stock, each participating broker-dealer must have reasonable grounds to believe, on the basis of information obtained from the potential investor concerning his or her investment objectives, other investments, financial situation and needs, and any other information known by the participating broker-dealer, that the potential investor is or will be in a financial position appropriate to enable the potential investor to realize to a significant extent the benefits described in the prospectus; the potential investor has a fair market net worth sufficient to sustain the risks inherent in the program, including loss of investment and lack of liquidity; and the program is otherwise suitable for the potential investor. In making this determination, the participating broker-dealer will rely on relevant information provided by the investor, including information as to the investor's age, investment objectives, investment experience, investment time horizon, income, net worth, financial situation and needs, tax status, other investments, liquidity needs, risk tolerance and other pertinent information. You should be aware that the participating broker-dealer will be responsible for determining whether this investment is appropriate for your portfolio. However, you are required to represent and warrant in the subscription agreement or, if placing an order through your registered representative not through a subscription agreement in connection with a DTC Settlement, to the registered representative, that you have received a copy of this prospectus. Our dealer manager and each participating broker-dealer shall maintain records of the information used to determine that an investment in the Preferred Stock is suitable and appropriate for an investor. These records are required to be maintained for a period of at least six years.

  Regulation Best Interest

        The SEC adopted Reg BI, which establishes a new standard of conduct for broker-dealers and their associated persons when making a recommendation of any securities transaction or investment strategy involving securities to a retail customer. A retail customer is any natural person, or the legal representative of such person, who receives a recommendation of any securities transaction or investment strategy involving securities from a broker-dealer and uses the recommendation primarily for personal, family, or household purposes. When making such a recommendation, a broker-dealer and its associated persons must act in such customer's best interest at the time the recommendation is made, without placing their financial or other interest ahead of the retail customer's interests, and should consider reasonable alternatives in determining whether the broker dealer and its associated persons have a reasonable basis for making the recommendation. This standard enhances the broker-dealer standard of conduct beyond existing suitability obligations when dealing with a retail customer as described above. As Reg BI became effective on June 30, 2020, no administrative or case law currently exists under Reg BI and the full scope of its applicability is uncertain.

        Under SEC rules, the broker-dealer must meet four component obligations:

  •
  Disclosure Obligation: The distributing broker-dealer must provide certain required disclosures before or at the time of the recommendation about the recommendation and the relationship between the broker-dealer and its retail customer. The disclosure includes a customer relationship summary on Form CRS. The broker-dealer's disclosures are separate from the disclosures we provide to investors in this Supplement and the Prospectus.

  •
  Care Obligation: The distributing broker-dealer must exercise reasonable diligence, care, and skill in making the recommendation.

  •
  Conflict of Interest Obligation: The distributing broker-dealer must establish, maintain, and enforce written policies and procedures reasonably designed to address conflicts of interest.

  •
  Compliance Obligation: The distributing broker-dealer must establish, maintain, and enforce written policies and procedures reasonably designed to achieve compliance with Reg BI.

Experts

        The following disclosure updates the section of the Prospectus entitled "Experts" and all related disclosure throughout the Prospectus.

        The consolidated financial statements of Braemar Hotels & Resorts Inc. at December 31, 2020 and 2019, and for each of the three years in the period ended December 31, 2020, appearing in Braemar Hotels & Resorts Inc.'s Annual Report on Form 10-K for the year ended December 31, 2020 have been audited by BDO USA, LLP, independent registered public accounting firm, as set forth in its report thereon, included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as an expert in accounting and auditing.

        The consolidated financial statements of Ashford Inc. at December 31, 2020 and 2019, and for each of the three years in the period ended December 31, 2020, incorporated by reference in Braemar Hotels & Resorts Inc.'s Annual Report on Form 10-K for the year ended December 31, 2020 have been audited by BDO USA, LLP, independent registered public accounting firm, as set forth in its report thereon, included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as an expert in accounting and auditing.

Incorporation by Reference

        The following disclosure updates the section of the Prospectus entitled "Incorporation by Reference" and all related disclosure throughout the Prospectus.

        We are incorporating certain information about us that we have filed with the SEC by reference in this Supplement and the Prospectus, which means that we are disclosing important information to you by referring you to those documents. The information we incorporate by reference is an important part of this Supplement and the Prospectus, and later information that we file with the SEC automatically will update and supersede the information we have included in or incorporated into this Supplement and the Prospectus.

        The documents listed below have been filed by us under the Exchange Act with the SEC and are incorporated by reference in this Supplement and the Prospectus:

  •
  our Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 5, 2021;

  •
  the information specifically incorporated by reference into our Annual Report on Form 10-K for the year ended December 31, 2020 from our definitive proxy statement on Schedule 14A filed with the SEC on March 30, 2021;

  •
  our Current Reports on Form 8-K filed with the SEC on April 30, 2020, July 29, 2020, January 26, 2021, February 4, 2021, February 22, 2021 and March 19, 2021;

  •
  the description of our common stock included in our Current Report on Form 8-K filed on January 21, 2014, including any amendments and reports filed for the purpose of updating such description;

  •
  the description of the Series B Preferred Stock contained in our registration statement on Form 8-A, filed with the SEC on April 29, 2016, including any amendments and reports filed for the purpose of updating such description; and

  •
  the description of the Series D Preferred Stock contained in our registration statement on Form 8-A, filed with the SEC on November 20, 2018, including any amendments and reports filed for the purpose of updating such description.

        All documents that we file (but not those that we furnish) with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of this Supplement and prior to the termination of the offering of any securities covered by this Supplement and the Prospectus shall be deemed to be incorporated by reference into this Supplement and the Prospectus and will automatically update and supersede the information in this Supplement and the Prospectus and any previously filed documents.

        We are not, however, incorporating by reference any documents or portions thereof, whether specifically listed above or filed in the future, that are not deemed "filed" with the SEC, including any information furnished pursuant to Items 2.02 or 7.01 of Form 8-K or certain exhibits furnished pursuant to Item 9.01 of Form 8-K.

        Copies of all documents which are incorporated by reference in this Supplement (not including the exhibits to such information, unless such exhibits are specifically incorporated by reference) will be provided without charge to each person, including any beneficial owner of the securities offered by this

Supplement and the Prospectus, to whom this Supplement and the Prospectus is delivered, upon written or oral request. Requests should be directed to Braemar Hotels & Resorts, Inc., 14185 Dallas Parkway, Suite 1200, Dallas, Texas 75254, Attention: Jim Plohg (telephone number: (972) 490-9600). You also may obtain copies of these filings, at no cost, by accessing our website at www.bhrreit.com; however, the information located on, or accessible from, our website is not, and should not be deemed to be, part of this Supplement, the Prospectus or incorporated into any other filing that we submit to the SEC.

QuickLinks

  Filed pursuant to Rule 424(b)(3) Registration No. 333-234663
STATUS OF THIS OFFERING
SERIES E PREFERRED STOCK AND SERIES M PREFERRED STOCK
UPDATES TO THE PROSPECTUS